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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. _________)*



                                   Ansys, Inc.
                                (Name of Issuer)


                           Common Stock Par Value $.01
                         (Title of Class of Securities)


                                   03662Q 10 5
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










SEC 1745(10-88)
                                     Page 1

--------------------------                                ---------------------
CUSIP NO.   03662Q 10 5                13G                  PAGE 2
-------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON   S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

     Advent VII L.P.                                       04-3181563
     Advent Industrial II L.P.                             51-0314268
     Advent New York L.P.                                  04-3095408
     Advent Atlantic and Pacific II L.P.                   04-3123521
     TA Venture Investors L.P.                             04-3068354
     TA Associates VII L.P.                                04-3181563
     TA Associates Inc.                                    04-3205751
     TA Associates Service Corporation                     04-3214469
--------------------------------------------------------------------------------
 2   CHECK THE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [X]
                                                                  (b) [ ]
--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Advent VII L.P.                                        Delaware
     Advent Industrial II L.P.                              Delaware
     Advent New York L.P.                                   Delaware
     Advent Atlantic and Pacific II L.P.                    Delaware
     TA Venture Investors L.P.                              Massachusetts
     TA Associates VII L.P.                                 Delaware
     TA Associates Inc.                                     Delaware
     TA Associates Service Corporation                      Massachusetts
--------------------------------------------------------------------------------
                          5    SOLE VOTING POWER

                               Advent VII L.P.                          727,986
                               Advent Industrial II L.P.                171,496
            NUMBER OF          Advent New York L.P.                     234,074
                               Advent Atlantic and Pacific II L.P.      475,693
             SHARES            TA Venture Investors L.P.                 99,288
                               TA Associates VII L.P.                     4,515
          BENEFICIALLY         TA Associates Inc.                         6,293
                               TA Associates Service Corporation          6,293
            OWNED BY     -------------------------------------------------------
                          6    SHARED VOTING POWER
              EACH
                               N/A
            REPORTING    ------------------------------------------------------
                          7    SOLE DISPOSITIVE POWER
             PERSON
                               Advent VII L.P.                          727,986
              WITH             Advent Industrial II L.P.                171,496
                               Advent New York L.P.                     234,074
                               Advent Atlantic and Pacific II L.P.      475,693
                               TA Venture Investors L.P.                 99,288
                               TA Associates VII L.P.                     4,515
                               TA Associates Inc.                         6,293
                               TA Associates Service Corporation          6,293
                         -------------------------------------------------------
                          8    SHARED DISPOSITIVE POWER

                               N/A
-------------------------------------------------------------------------------
 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Advent VII L.P.                                         727,986
     Advent Industrial II L.P.                               171,496
     Advent New York L.P.                                    234,074
     Advent Atlantic and Pacific II L.P.                     475,693
     TA Venture Investors L.P.                                99,288
     TA Associates VII L.P.                                    4,515
     TA Associates Inc.                                        6,293
     TA Associates Service Corporation                         6,293
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*

-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     Advent VII L.P.                                         4.59%
     Advent Industrial II L.P.                               1.08%
     Advent New York L.P.                                    1.48%
     Advent Atlantic and Pacific II L.P.                     3.00%
     TA Venture Investors L.P.                               0.63%
     TA Associates VII L.P.                                  0.03%
     TA Associates Inc.                                      0.04%
     TA Associates Service Corporation                       0.04%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON

     Each entity is a Limited Partnership, except for TA Associates, Inc. and
     TA Associates Service Corporation which are Corporations.
================================================================================
                       SEE INSTRUCTION BEFORE FILLING OUT!

ATTACHMENT TO FORM 13G                                                   PAGE 3

ITEM 1 (a)        NAME OF ISSUER: Ansys, Inc.

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
                  P.O. Box 65
                  Houston, PA  15342

ITEM 2 (a)        NAME OF PERSON FILING:
                  Advent VII L.P.
                  Advent Industrial II L.P
                  Advent New York L.P.
                  Advent Atlantic and Pacific II L.P.
                  TA Venture Investors L.P.
                  TA Associates VII L.P.
                  TA Associates Inc.
                  TA Associates Service Corporation


ITEM 2 (b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE:
                  c/o TA Associates
                  125 High Street, Suite 2500
                  Boston, MA  02110

ITEM 2 (c)        CITIZENSHIP: Not Applicable

ITEM 2 (d)        TITLE AND CLASS OF SECURITIES: Common

ITEM 2 (e)        CUSIP NUMBER: 03662Q 10 5

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1 (b) OR 13d-2 (b), CHECK WHETHER THE PERSON FILING IS a: Not Applicable

ITEM 4            OWNERSHIP
ITEM 4 (a)        AMOUNT BENEFICIALLY OWNED:                       COMMON STOCK
                                                                   ------------
                  Advent VII L.P.                                      727,986
                  Advent Industrial II L.P.                            171,496
                  Advent New York L.P.                                 234,074
                  Advent Atlantic and Pacific II L.P.                  475,693
                  TA Venture Investors L.P.                             99,288
                  TA Associates VII L.P.                                 4,515
                  TA Associates Inc.                                     6,293
                  TA Associates Service Corporation                      6,293

ITEM 4 (b)        PERCENT OF CLASS                                   PERCENTAGE
                                                                     ----------
                  Advent VII L.P.                                         4.59%
                  Advent Industrial II L.P.                               1.08%
                  Advent New York L.P.                                    1.48%
                  Advent Atlantic and Pacific II L.P.                     3.00%
                  TA Venture Investors L.P.                               0.63%
                  TA Associates VII L.P.                                  0.03%
                  TA Associates Inc.                                      0.04%
                  TA Associates Service Corporation                       0.04%

ITEM 4 (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                  (i)    SOLE POWER TO VOTE OR DIRECT THE VOTE:    COMMON STOCK
                                                                   ------------
                  Advent VII L.P.                                      727,986
                  Advent Industrial II L.P.                            171,496
                  Advent New York L.P.                                 234,074
                  Advent Atlantic and Pacific II L.P.                  475,693
                  TA Venture Investors L.P.                             99,288
                  TA Associates VII L.P.                                 4,515
                  TA Associates Inc.                                     6,293
                  TA Associates Service Corporation                      6,293

                  (ii)   SHARED POWER TO VOTE OR DIRECT THE VOTE:      N/A

                  (iii)  SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION:

                                                                   COMMON STOCK
                                                                   ------------
                  Advent VII L.P.                                    4,727,986
                  Advent Industrial II L.P.                            346,405
                  Advent New York L.P.                                 472,799
                  Advent Atlantic and Pacific II L.P.                  960,841
                  TA Venture Investors L.P.                             99,288
                  TA Associates VII L.P.                                 4,515
                  TA Associates Inc.                                     6,293
                  TA Associates Service Corporation                      6,293

                  (iv)  SHARED POWER TO DISPOSE OR DIRECT THE DISPOSITION  N/A

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS: Not Applicable

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
            Not Applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY THAT ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
            Not Applicable

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: This
            schedule 13G is filed pursuant to Rule 13d-1 (c). For the agreement of group members to a joint filing, see below.

ITEM 9      NOTICE OF DISSOLUTION OF GROUP: Not Applicable

ITEM 10     CERTIFICATION: Not Applicable

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       2/14/01
                                                -------------------------
                                                         Date

                                                /s/ Thomas P. Alber
                                                -------------------------
                                                       Signature

                                                 Chief Financial Officer
                                                -------------------------
                                                       Name/Title